Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Phillip B. Donenberg
Chief Financial Officer, Treasurer and
Secretary
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

Re: BioSante Pharmaceuticals, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 27, 2007
       File Number: 001-31812

Dear Mr. Donenberg:

       We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief